FOSTER'S
GROUP

2 MAY 2008

SUE SMITH APPOINTED FOSTER'S CHIEF HUMAN RESOURCES OFFICER

Sue Smith will join the Foster's executive leadership team as Chief Human Resources Officer, responsible for all aspects of global people management, effective today. Sue takes over from Ben Lawrence, who left the business earlier this year.

Since joining Foster's in 2004 Sue has held senior human resource and people management roles, most recently as Director, Human Resources for Foster's Australia, Asia & Pacific (FAAP) operating business. Sue will retain responsibility for supporting the FAAP business in addition to her global remit.

"I am delighted to appoint Sue to lead Foster's human resource function and welcome her to the executive leadership team", said Chief Executive Officer, Trevor O'Hoy.

"Sue brings to the team first class strategic human resources capability, which is increasingly important as we strive to attract and retain the best talent to build our business and execute our plans" said Trevor.

Prior to joining Foster's, Sue held senior human resource management roles at GE Consumer Finance Australia and New Zealand (now GE Money) and Colonial Services Pty Ltd.

"I'm passionate about Foster's and am looking forward to building our success in leadership, staff development and engagement across the business", Sue said.

Sue will be based at Foster's head office in Melbourne, Australia.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

dlw 6/4

Enjoy Responsibly

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	FOSTER'S GROUP LIMITED
Fax number	0396457226
From	ASX Limited - Company Announcements Office
Date	02-May-2008
Time	09:57:47
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sue Smith Appointed FGL Chief HR Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

END